UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA Announces Results for Third Quarter and First Nine Months of 2020

Mexico City, October 26, 2020, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOF UBL, NYSE: KOF) (“Coca-Cola FEMSA,” “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the third quarter and the first nine months of 2020.

THIRD QUARTER OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Consolidated volumes decreased 4.1%, a sequential improvement versus the second quarter, as most markets gradually reduced COVID-19 lockdowns and social distancing measures. Volume increased in Brazil, Guatemala, and Uruguay.
•	Total revenues decreased 4.0%, while comparable revenues remained flat. Revenue management initiatives across our operations and extraordinary other operating revenues related to tax reclaims in Brazil were offset by unfavorable price-mix effects across our markets, coupled with unfavorable currency translation effects from most of our operating currencies in South America. Mainly driven by a 16% unfavorable translation effect from the Brazilian real.
•	Operating income increased 1.5%, while comparable operating income increased 7.1%. Declining PET costs, favorable hedging initiatives, operating expense efficiencies, and extraordinary tax effects in Brazil were partially offset by unfavorable price-mix effects, higher concentrate costs and the depreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs.
•	Majority net income decreased 38.8%, impacted mainly by extraordinary non-operating expenses of Ps. 1,813 million. Excluding these effects, majority net income would have increased 6.2%.
•	Earnings per share[1] were Ps. 0.15 (Earnings per unit were Ps. 1.17 and per ADS were Ps. 11.72.).
FINANCIAL SUMMARY FOR THE THIRD QUARTER AND FIRST NINE MONTHS OF 2020
Change vs. same period of last year
		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		3Q 2020	YTD 2020	3Q 2020	YTD 2020	3Q 2020	YTD 2020	3Q 2020	YTD 2020
As Reported	Consolidated	(4.0%)	(5.3%)	(1.4%)	(5.3%)	1.5%	(5.6%)	(38.8%)	(29.5%)
	Mexico & Central America	(4.8%)	(2.8%)	(0.6%)	(0.2%)	5.9%	6.6%
	South America	(3.0%)	(8.6%)	(2.6%)	(13.1%)	(4.6%)	(25.0%)

Comparable (2)	Consolidated	0.0%	(1.9%)	2.1%	(2.3%)	7.1%	(1.6%)
	Mexico & Central America	(6.7%)	(4.9%)	(2.5%)	(2.3%)	4.1%	4.9%
	South America	10.7%	2.8%	10.9%	(2.4%)	12.2%	(13.6%)

John Santa Maria, Coca-Cola FEMSA’s CEO, commented:

“In the face of what is still a very complex operating environment, I am encouraged to see sequential improvements across our operations. These positive trends are driven not only by gradually recovering consumer mobility, but also by our portfolio initiatives, reinforced point-of-sale execution, and the tremendous effort and commitment from all of Coca-Cola FEMSA’s employees. Consequently, despite a 4.0% decline in revenues for the quarter, we managed to grow our operating income by 1.5%, while expanding our operating cash flow margin by 90 basis points. Importantly, driven by favorable raw material costs and a relentless focus on savings and efficiency, our Mexico and Central America division continued to improve its profitability, generating operating income growth of 5.9% and an operating cash flow margin expansion to reach 23.0%. Additionally, our South America division delivered a significant sequential recovery, driven mainly by our Brazilian operation’s strong volume growth.

I am pleased with our business’ continued resiliency, as we continue to reinforce our portfolio to offer more affordability to our consumers and transform our operating capabilities to ensure our business’ profitable, long-term growth. We remain committed to generating economic value and positively contributing to society and the environment. I am confident that the structural measures we are putting in place will continue to provide solid short- and long-term results and opportunities.”

____________________________________

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as a KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.
(2)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 3Q2020 Results October 26, 2020	Page 1 of 16

RECENT DEVELOPMENTS

•	As was the case during the third quarter of 2019, following a favorable decision from Brazilian tax authorities, Coca-Cola FEMSA has been entitled to reclaim tax payments made in prior years in Brazil, resulting in an extraordinary positive effect on its third quarter results, affecting mainly other operating revenues and other operating expenses, net. The total net amount of extraordinary tax effects in Brazil in the operating income for the third quarter of 2020 is Ps. 1,609 million as compared to Ps. 1,139 million during the same period of the previous year. This results in a net positive amount of Ps. 470 million for the third quarter of 2020.

•	On September 1, 2020, the Company issued its first green bond in the international capital markets for US$705 million due 2032. The bond was priced at US Treasury + 120 basis points and a coupon of 1.85%. The green bond will help the Company achieve its environmental sustainability objectives and contribute to the United Nations Sustainable Development Goals. As of September 30, 2020, the Company had a cash position of more than Ps. 58 billion.

•	On September 30, 2020, the Company announced that its joint venture with The Coca-Cola Company (Compañía Panameña de Bebidas, S.A.P.I. de C.V.) sold 100% of its equity stake in Estrella Azul, a dairy company in Panama.

•	On November 3, 2020, Coca-Cola FEMSA will pay the second installment of the 2019 dividend approved for Ps. 0.6075 per share (equivalent to Ps. 4.86 per unit).

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 3Q2020 Results October 26, 2020	Page 2 of 16

CONSOLIDATED THIRD QUARTER RESULTS

CONSOLIDATED THIRD QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	3Q 2020	3Q 2019	Δ%	Δ%
Total revenues	46,734	48,699	(4.0%)	0.0%
Gross profit	21,367	21,667	(1.4%)	2.1%
Operating income	7,119	7,013	1.5%	7.1%
Operating cash flow (2)	10,075	10,069	0.1%	4.7%

Volume decreased 4.1% to 807.9 million unit cases, due mainly to COVID-19 lockdowns and social distancing measures across our markets. This decrease was driven mainly by volume declines in Mexico and Central America, partially offset by volume growth in Brazil, Guatemala, and Uruguay.

Total revenues decreased 4.0% to Ps. 46,734 million. This figure includes extraordinary other operating revenues related to an entitlement to reclaim tax payments in Brazil. Our revenues were impacted mainly by volume declines, an unfavorable price-mix effect, and the negative translation effect resulting from the depreciation of most of our operating currencies in South America as compared to the Mexican Peso. These factors were partially offset by pricing and revenue management initiatives across our territories. On a comparable basis, total revenues would have remained flat.

Gross profit decreased 1.4% to Ps. 21,367 million, and gross margin expanded 120 basis points to 45.7%. A more favorable raw material environment, our revenue management initiatives, and our currency hedging strategies were partially offset by i) unfavorable price-mix effects; ii) higher concentrate costs in Brazil, related to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone, due to the temporary decision to suspend such tax credits; iii) higher concentrate costs in Mexico; and iv) the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit would have increased 2.1%.

Operating income increased 1.5% to Ps. 7,119 million, and operating margin expanded 80 basis points to 15.2%. This increase was driven mainly by labor, maintenance, and marketing expense efficiencies across our operations, coupled with tax reclaims in Brazil. In addition, the same period of the previous year included restructuring severance payments related to our Fuel for Growth efficiency program. This increase was partially offset by a gross profit decline. The total net amount of extraordinary tax effects in Brazil this quarter was Ps. 1,609 million. On a comparable basis, operating income would have increased 7.1%.

____________________________________

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q2020 Results October 26, 2020	Page 3 of 16

Comprehensive financing result recorded an expense of Ps. 1,421 million, compared to an expense of Ps. 1,430 million in the same period of 2019.

This quarter, the Company had a reduction in its interest expense, net, as compared to the same period of 2019. This decrease was driven mainly by the payment of our U.S. dollar-denominated bond due February 2020 and by the prepayment of our U.S. dollar-denominated bond due 2023, partially offset by new short-term financing incurred during the first quarter of 2020, as a preventive measure to reinforce the Company’s cash position. In addition, the Company recorded a gain of Ps. 117 million in monetary position in inflationary subsidiaries as compared to a gain of Ps. 103 million during the same period of 2019.

These effects were partially offset by a foreign exchange loss of Ps. 135 million, driven mainly by the appreciation of the Mexican Peso as applied to our dollar-denominated cash position.

Income tax as a percentage of income before taxes was 33.7% as compared to 25.9% during the same period of the previous year. This increase was driven mainly by extraordinary non-operating expenses and impairments recognized during the quarter.

Net income attributable to equity holders of the company reached Ps. 2,463 million as compared to Ps. 4,027 million during the same period of the previous year. This decline was driven mainly by an extraordinary non-operative expense related to the sale of Estrella Azul in Panama and an impairment recognized in our non-carbonated beverage joint venture in Brazil. Excluding extraordinary non-operating expenses effects, majority net income would have increased 6.2%. Earnings per share1 were Ps. 0.15 (Earnings per unit were Ps. 1.17, and earnings per ADS were Ps. 11.72.).

____________________________________

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as a KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

Coca-Cola FEMSA Reports 3Q2020 Results October 26, 2020	Page 4 of 16

CONSOLIDATED FIRST NINE MONTHS RESULTS

CONSOLIDATED FIRST NINE MONTHS RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	YTD 2020	YTD 2019	Δ%	Δ%
Total revenues	135,015	142,504	(5.3%)	(1.9%)
Gross profit	61,088	64,473	(5.3%)	(2.3%)
Operating income	17,973	19,041	(5.6%)	(1.6%)
Operating cash flow (2)	27,363	27,726	(1.3%)	2.2%

Volume decreased 3.9% to 2,382.2 million unit cases in the first nine months of 2020 as compared to the same period of 2019, driven mainly by the enforcement of lockdowns and social distancing measures related to the COVID-19 pandemic, partially offset by volume growth in Guatemala.

Total revenues decreased 5.3% to Ps. 135,015 million in the first nine months of 2020 as compared to the same period of 2019. This figure includes extraordinary other operating revenues related to an entitlement to reclaim tax payments in Brazil. Total revenues were impacted mainly by an unfavorable price-mix effect and an unfavorable currency translation resulting from the depreciation of all of our operating currencies in South America into Mexican Pesos. These factors were partially offset by pricing and revenue management initiatives. On a comparable basis, total revenues would have decreased 1.9%.

Gross profit decreased 5.3% to Ps. 61,088 million in the first nine months of 2020 as compared to the same period of 2019, and gross margin remained at 45.2%. A more favorable raw material environment, our revenue management initiatives, and our currency hedging position in most of our operations were offset by: i) an unfavorable price-mix effect; ii) higher concentrate costs in Brazil, related to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone; iii) higher concentrate costs in Mexico; iv) and the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit would have decreased 2.3%.

____________________________________

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q2020 Results October 26, 2020	Page 5 of 16

Operating income decreased 5.6% to Ps. 17,973 million in the first nine months of 2020 as compared to the same period of 2019, and operating margin contracted 10 basis points to 13.3%. Labor, maintenance, and marketing expense efficiencies, coupled with tax reclaims in Brazil, were offset mainly by a gross profit decline. In addition, the same period of the previous year included restructuring severance payments related to our Fuel for Growth efficiency program. On a comparable basis, operating income would have decreased 1.6%.

Comprehensive financing result recorded an expense of Ps. 4,889 million during the first nine months of 2020 compared to an expense of Ps. 4,566 million in the same period of 2019. Interest expense, net, recorded an increase during the first nine months driven mainly by a one-time interest expense related to the prepayment of our U.S. dollar-denominated bond due 2023, related to our successful debt refinancing initiatives performed during the first quarter. In addition, the Company incurred short-term financing, as a preventive measure to reinforce the Company’s cash position. These effects were partially offset by debt prepayments.

This increase was partially offset by a foreign exchange gain of Ps. 357 million, as our cash exposure to U.S. dollars was positively impacted by the depreciation of the Mexican Peso, and a gain in monetary position in inflationary subsidiaries of Ps. 288 million.

Income tax as a percentage of income before taxes was 32.3% as compared to 27.4% during the first nine months of the previous year. This increase was driven mainly by impairments recognized during the period.

Net income attributable to equity holders of the company reached Ps. 7,119 million in the first nine months of 2020 as compared to Ps. 10,095 million during the same period of the previous year. Earnings per share1 were Ps. 0.42 (Earnings per unit were Ps. 3.39, and earnings per ADS were Ps. 33.89.).

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(1)	Earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as each KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

Coca-Cola FEMSA Reports 3Q2020 Results October 26, 2020	Page 6 of 16

MEXICO & CENTRAL AMERICA DIVISION THIRD QUARTER RESULTS

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	3Q 2020	3Q 2019	Δ%	Δ%
Total revenues	26,807	28,166	(4.8%)	(6.7%)
Gross profit	13,303	13,388	(0.6%)	(2.5%)
Operating income	4,336	4,095	5.9%	4.1%
Operating cash flow (2)	6,175	5,922	4.3%	2.4%

Volume decreased 6.9% to 498.6 million unit cases, driven by lockdowns and social distancing measures related to the COVID-19 outbreak, as well as unfavorable weather conditions in Mexico. These declines were partially offset by volume growth in Guatemala.

Total revenues decreased 4.8% to Ps. 26,807 million, driven by volume declines and an unfavorable price-mix effect. These effects were partially offset by pricing and revenue management initiatives, and a favorable currency translation effect from our operating currencies in Central America as translated into Mexican Pesos. On a comparable basis, total revenues would have decreased 6.7%.

Gross profit decreased 0.6% to Ps. 13,303 million, and gross margin expanded 210 basis points to 49.6%, driven mainly by our pricing initiatives, lower PET costs, and our currency hedging strategies. These factors were partially offset by unfavorable price-mix effects, higher concentrate costs and the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit would have decreased 2.5%.

Operating income increased 5.9% to Ps. 4,336 million in the third quarter of 2020, and operating margin expanded 170 basis points to 16.2% during the period, driven mainly by operating expense efficiencies in labor, maintenance, and marketing expenses. In addition, the same period of the previous year included restructuring severance payments related to our Fuel for Growth efficiency program. On a comparable basis, operating income would have increased 4.1%.

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(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q2020 Results October 26, 2020	Page 7 of 16

SOUTH AMERICA DIVISION THIRD QUARTER RESULTS

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	3Q 2020	3Q 2019	Δ%	Δ%
Total revenues	19,927	20,533	(3.0%)	10.7%
Gross profit	8,064	8,279	(2.6%)	10.9%
Operating income	2,783	2,918	(4.6%)	12.2%
Operating cash flow (2)	3,899	4,147	(6.0%)	8.5%

Volume increased 0.9% to 309.3 million unit cases, driven by strong volume growth of 6.5% in Brazil and 3.4% volume growth in Uruguay, partially offset by volume declines in Argentina and Colombia.

Total revenues decreased 3.0% to Ps. 19,927 million. This figure includes extraordinary other operating revenues related to an entitlement to reclaim tax payments in Brazil. Revenues were impacted mainly by an unfavorable price-mix effect, volume contractions in Argentina and Colombia, and an unfavorable currency translation effect resulting from the depreciation of most of our operating currencies as compared to the Mexican Peso. These effects were partially offset by volume growth in Brazil and Uruguay and revenue management initiatives. On a comparable basis, total revenues would have increased 10.7%.

Gross profit decreased 2.6% to Ps. 8,064 million, and gross margin expanded 20 basis points to 40.5%. This margin expansion was driven mainly by lower PET costs, our revenue management initiatives, and a favorable currency hedging position. These factors were partially offset by an unfavorable price-mix effect, higher concentrate costs in Brazil, related to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone, and the depreciation of the average exchange rate of all our local currencies in the division as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit would have increased 10.9%.

Operating income decreased 4.6% to Ps. 2,783 million in the third quarter of 2020, resulting in a margin contraction of 20 basis points to 14.0%. This result includes operating expense efficiencies and tax reclaims in Brazil, unfavorable price-mix effects, and additional expenses related to tax reclaims in Brazil. These effects were partially offset by a reduction in severance expenses related to our Fuel for Growth efficiency program. The total net amount of extraordinary tax effects in Brazil this quarter was Ps. 1,609 million. On a comparable basis, operating income would have increased 12.2%.

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(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q2020 Results October 26, 2020	Page 8 of 16

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Operating cash flow is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “Earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as each KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

COMPARABILITY

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, as of the first quarter 2020, we adjusted our methodology to calculate our comparable figures, no longer excluding hyperinflationary operations. Due to this change, our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Coca-Cola FEMSA Reports 3Q2020 Results October 26, 2020	Page 9 of 16

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 129 brands to a population of more than 261 million. With over 80 thousand employees, the Company markets and sells approximately 3.4 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 268 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com.

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollars amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

Coca-Cola FEMSA Reports 3Q2020 Results October 26, 2020	Page 10 of 16

COCA-COLA FEMSA
CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (7)	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	4,185.2		5,037.8		-16.9%	-16.9%	12,473.1		14,888.0		-16.2%	-16.2%
Volume (million unit cases)	807.9		842.1		-4.1%	-4.1%	2,382.2		2,479.3		-3.9%	-3.9%
Average price per unit case	51.17		52.09		-1.8%		51.15		52.32		-2.2%
Net revenues	45,248		47,294		-4.3%		133,008		140,571		-5.4%
Other operating revenues	1,486		1,404		5.9%		2,006		1,933		3.8%
Total revenues (2)	46,734	100.0%	48,699	100.0%	-4.0%	0.0%	135,015	100.0%	142,504	100.0%	-5.3%	-1.9%
Cost of goods sold	25,367	54.3%	27,032	55.5%	-6.2%		73,927	54.8%	78,030	54.8%	-5.3%
Gross profit	21,367	45.7%	21,667	44.5%	-1.4%	2.1%	61,088	45.2%	64,473	45.2%	-5.3%	-2.3%
Operating expenses	14,216	30.4%	14,703	30.2%	-3.3%		42,320	31.3%	44,429	31.2%	-4.7%
Other operative expenses, net	3	0.0%	(63)	-0.1%	NA		526	0.4%	895	0.6%	-41.3%
Operative equity method (gain) loss in associates(3)	28	0.1%	15	0.0%	91.5%		270	0.2%	109	0.1%	146.6%
Operating income (5)	7,119	15.2%	7,013	14.4%	1.5%	7.1%	17,973	13.3%	19,041	13.4%	-5.6%	-1.6%
Other non operative expenses, net	1,813	3.9%	2	0.0%	82669.9%		2,804	2.1%	75	0.1%	3652.8%
Non Operative equity method (gain) loss in associates (4)	(15)	0.0%	16	0.0%	NA		(112)	-0.1%	(14)	0.0%	678.8%
Interest expense	1,701		1,786		-4.8%		6,388		5,235		22.0%
Interest income	298		365		-18.5%		853		907		-6.0%
Interest expense, net	1,403		1,421		-1.2%		5,536		4,328		27.9%
Foreign exchange loss (gain)	135		(38)		NA		(357)		166		NA
Loss (gain) on monetary position in inflationary subsidiries	(117)		(103)		13.5%		(288)		(78)		269.7%
Market value (gain) loss on financial instruments	(0)		150		NA		(2)		150		NA
Comprehensive financing result	1,421		1,430		-0.6%		4,889		4,566		7.1%
Income before taxes	3,899		5,564		-29.9%		10,392		14,415		-27.9%
Income taxes	1,320		1,439		-8.3%		3,413		3,953		-13.7%
Consolidated net income	2,579		4,125		-37.5%		6,980		10,462		-33.3%
Net income attributable to equity holders of the company	2,463	5.3%	4,027	8.3%	-38.8%		7,119	5.3%	10,095	7.1%	-29.5%
Non-controlling interest	116	0.2%	98	0.2%	18.3%		(140)	-0.1%	367	0.3%	NA

Operating Cash Flow & CAPEX	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (7)	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	7,119	15.2%	7,013	14.4%	1.5%		17,973	13.3%	19,041	13.4%	-5.6%
Depreciation	2,281		2,251		1.3%		6,853		6,699		2.3%
Amortization and other operative non-cash charges	674		805		-16.2%		2,537		1,986		27.8%
Operating cash flow (5)(6)	10,075	21.6%	10,069	20.7%	0.1%	4.7%	27,363	20.3%	27,726	19.5%	-1.3%	2.2%
CAPEX	2,397		2,772		-13.5%		6,262		6,681		-6.3%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 14 and 15 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle, Leão Alimentos, and Estrella Azul, among others.

(4)              Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.

(5)              The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(6)              Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(7)              Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 3Q2020 Results October 26, 2020	Page 11 of 16

MEXICO & CENTRAL AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (6)	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,408.9		2,946.3		-18.2%	-18.2%	7,351.8		8,695.3		-15.5%	-15.5%
Volume (million unit cases)	498.6		535.7		-6.9%	-6.9%	1,496.7		1,568.4		-4.6%	-4.6%
Average price per unit case	53.72		52.53		2.3%		53.22		52.24		1.9%
Net revenues	26,788		28,144				79,663		81,933
Other operating revenues	19		22				47		64
Total Revenues (2)	26,807	100.0%	28,166	100.0%	-4.8%	-6.7%	79,711	100.0%	81,996	100.0%	-2.8%	-4.9%
Cost of goods sold	13,504	50.4%	14,778	52.5%			40,474	50.8%	42,662	52.0%
Gross profit	13,303	49.6%	13,388	47.5%	-0.6%	-2.5%	39,236	49.2%	39,334	48.0%	-0.2%	-2.3%
Operating expenses	8,860	33.1%	8,949	31.8%			26,046	32.7%	26,634	32.5%
Other operative expenses, net	96	0.4%	300	1.1%			610	0.8%	834	1.0%
Operative equity method (gain) loss in associates (3)	11	0.0%	45	0.2%			114	0.1%	168	0.2%
Operating income (4)	4,336	16.2%	4,095	14.5%	5.9%	4.1%	12,467	15.6%	11,698	14.3%	6.6%	4.9%
Depreciation, amortization & other operating non-cash charges	1,840	6.9%	1,827	6.5%			5,794	7.3%	5,281	6.4%
Operating cash flow (4)(5)	6,175	23.0%	5,922	21.0%	4.3%	2.4%	18,261	22.9%	16,979	20.7%	7.5%	5.6%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 14 and 15 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle and Estrella Azul, among others.

(4)              The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(5)              Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(6)              Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (6)	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	1,776.3		2,091.4		-15.1%	-15.1%	5,121.3		6,192.6		-17.3%	-17.3%
Volume (million unit cases)	309.3		306.4		0.9%	0.9%	885.5		910.9		-2.8%	-2.8%
Average price per unit case	47.05		51.31		-8.3%		47.64		52.47		-9.2%
Net revenues	18,459		19,151				53,345		58,638
Other operating revenues	1,468		1,382				1,959		1,869
Total Revenues (2)	19,927	100.0%	20,533	100.0%	-3.0%	10.7%	55,304	100.0%	60,507	100.0%	-8.6%	2.8%
Cost of goods sold	11,863	59.5%	12,254	59.7%			33,452	60.5%	35,369	58.5%
Gross profit	8,064	40.5%	8,279	40.3%	-2.6%	10.9%	21,852	39.5%	25,139	41.5%	-13.1%	-2.4%
Operating expenses	5,356	26.9%	5,754	28.0%			16,274	29.4%	17,794	29.4%
Other operative expenses, net	(92)	-0.5%	(363)	-1.8%			(85)	-0.2%	60	0.1%
Operative equity method (gain) loss in associates (3)	17	0.1%	(30)	-0.1%			156	0.3%	(58)	-0.1%
Operating income (4)	2,783	14.0%	2,918	14.2%	-4.6%	12.2%	5,506	10.0%	7,343	12.1%	-25.0%	-13.6%
Depreciation, amortization & other operating non-cash charges	1,116	5.6%	1,229	6.0%			3,596	6.5%	3,404	5.6%
Operating cash flow (4)(5)	3,899	19.6%	4,147	20.2%	-6.0%	8.5%	9,102	16.5%	10,747	17.8%	-15.3%	-3.8%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 14 and 15 for revenue breakdown.
(3)	Includes equity method in Leão Alimentos and Verde Campo, among others.
(4)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 3Q2020 Results October 26, 2020	Page 12 of 16

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Sep-20	Dec-19	% Var.	Liabilities & Equity	Sep-20	Dec-19	% Var.
Current Assets				Current Liabilities
Cash, cash equivalents and marketable securities				Short-term bank loans and notes payable	14,282	11,485	24%
	58,057	20,491	183%	Suppliers	16,640	19,832	-16%
Total accounts receivable	8,943	15,476	-42%	Short-term leasing Liabilities	556	483
Inventories	9,771	10,538	-7%	Other current liabilities	25,879	19,210	35%
Other current assets	10,663	10,291	4%	Total current liabilities	57,357	51,010	12%
Total current assets	87,434	56,796	54%	Non-Current Liabilities
Non-Current Assets				Long-term bank loans and notes payable	88,840	58,492	52%
Property, plant and equipment	110,883	109,170	2%	Long Term Leasing Liabilities	726	900
Accumulated depreciation	(50,978)	(47,982)	6%	Other long-term liabilities	12,797	17,752	-28%
Total property, plant and equipment, net	59,905	61,188	-2%	Total liabilities	159,720	77,144	107%
Right of use assets	1,293	1,381	-6%	Equity
Investment in shares	7,841	9,751	-20%	Non-controlling interest	5,594	6,751	-17%
Intangible assets and other assets	106,392	112,050	-5%	Total controlling interest	118,789	122,934	-3%
Other non-current assets	21,238	16,673	27%	Total equity	124,383	129,685	-4%
Total Assets	284,103	257,839	10%	Total Liabilities and Equity	284,103	257,839	10%

	September 30, 2020
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate	Debt Maturity Profile
Currency
Mexican Pesos	57.1%	25.6%	6.9%
U.S. Dollars	27.7%	0.0%	2.3%
Colombian Pesos	1.1%	45.5%	4.2%
Brazilian Reals	11.4%	0.3%	9.1%
Uruguayan Pesos	1.8%	0.0%	11.8%
Argentine Pesos	0.9%	0.0%	37.6%
Total Debt	100%	7.5%	6.2%
(1) After giving effect to cross- currency swaps and financial leases.
(2) Calculated by weighting each year´s outstanding debt balance mix.

Financial Ratios	LTM 2020	FY 2019	Δ%
Net debt including effect of hedges (1)(3)	38,743	49,784	-22.2%
Net debt including effect of hedges / Operating cash flow (1)(3)	1.05	1.34
Operating cash flow/ Interest expense, net (1)	4.94	6.55
Capitalization (2)	48.4%	37.2%
(1) Net debt = total debt - cash
(2) Total debt / (long-term debt + shareholders' equity)
(3) After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 3Q2020 Results October 26, 2020	Page 13 of 16

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	3Q 2020					3Q 2019					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	325.7	16.0	72.2	28.2	442.1	351.8	23.3	72.8	29.6	477.5	-7.4%
Central America	50.7	1.8	0.1	4.0	56.5	50.1	2.9	0.1	5.1	58.2	-2.9%
Mexico and Central America	376.4	17.8	72.3	32.2	498.6	401.9	26.2	73.0	34.6	535.7	-6.9%
Colombia	50.8	3.3	3.7	3.0	60.9	53.4	6.6	5.0	3.9	68.9	-11.5%
Brazil (3)	184.4	9.6	2.1	11.9	208.0	170.3	11.2	1.8	11.9	195.2	6.5%
Argentina	25.2	1.7	1.4	2.3	30.7	26.7	3.2	0.9	2.2	33.0	-7.0%
Uruguay	8.7	0.8	-	0.1	9.6	8.5	0.7	-	0.1	9.3	3.4%
South America	269.2	15.5	7.3	17.3	309.3	258.9	21.7	7.8	18.0	306.4	0.9%
TOTAL	645.6	33.3	79.6	49.5	807.9	660.8	47.9	80.7	52.7	842.1	-4.1%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water= Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	3Q 2020					3Q 2019					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	1,704.1	120.6		189.8	2,014.6	2,061.0	150.6		249.2	2,460.9	-18.1%
Central America	343.1	14.1		37.1	394.3	404.1	22.7		58.7	485.4	-18.8%
Mexico and Central America	2,047.3	134.7		227.0	2,408.9	2,465.1	173.3		307.9	2,946.3	-18.2%
Colombia	295.7	39.0		26.1	360.7	385.7	87.2		43.4	516.3	-30.1%
Brazil (3)	1,051.3	80.0		114.7	1,246.1	1,114.1	100.6		126.6	1,341.2	-7.1%
Argentina	103.6	9.2		14.4	127.1	150.2	20.3		16.2	186.7	-31.9%
Uruguay	38.2	3.1		1.1	42.4	43.2	3.0		0.9	47.2	-10.2%
South America	1,488.7	131.3		156.3	1,776.3	1,693.2	211.1		187.1	2,091.4	-15.1%
TOTAL	3,536.0	266.0		383.2	4,185.2	4,158.3	384.4		495.1	5,037.8	-16.9%

Revenues
Expressed in million Mexican Pesos	3Q 2020	3Q 2019	Δ %
Mexico	22,103	23,702	-6.7%
Central America	4,704	4,464	5.4%
Mexico and Central America	26,807	28,166	-4.8%
Colombia	3,068	3,479	-11.8%
Brazil (4)	14,752	14,808	-0.4%
Argentina	1,354	1,484	-8.7%
Uruguay	753	762	-1.1%
South America	19,927	20,533	-3.0%
TOTAL	46,734	48,699	-4.0%

(3) Volume and transactions in Brazil do not include beer.
(4) Brazil includes beer revenues of Ps.3,908.8 million for the third quarter of 2020 and Ps.3,428.3 million for the same period of the previous year.

____________________________________

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 3Q2020 Results October 26, 2020	Page 14 of 16

COCA-COLA FEMSA
YTD - VOLUME, TRANSACTIONS & REVENUES

Volume
	YTD 2020					YTD 2019					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	973.6	53.2	216.8	83.7	1,327.3	1,013.4	73.5	216.5	90.2	1,393.6	-4.8%
Central America	150.5	6.2	0.4	12.4	169.4	149.7	9.1	0.5	15.6	174.8	-3.1%
Mexico and Central America	1,124.0	59.3	217.2	96.1	1,496.7	1,163.1	82.6	216.9	105.8	1,568.4	-4.6%
Colombia	147.5	11.7	12.4	9.0	180.7	147.7	18.7	14.4	10.7	191.4	-5.6%
Brazil (3)	516.3	30.8	6.8	33.6	587.5	513.4	35.7	5.7	36.0	590.9	-0.6%
Argentina	72.3	6.7	4.0	6.2	89.2	79.6	10.1	2.8	6.7	99.3	-10.2%
Uruguay	25.1	2.7	-	0.3	28.2	26.7	2.3	-	0.2	29.3	-3.7%
South America	761.2	52.0	23.2	49.1	885.5	767.3	66.9	23.0	53.7	910.9	-2.8%
TOTAL	1,885.3	111.3	240.4	145.2	2,382.2	1,930.4	149.5	239.9	159.5	2,479.3	-3.9%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water= Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	YTD 2020					YTD 2019					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	5,188.7	397.2		574.9	6,160.8	6,001.1	544.4		698.3	7,243.8	-15.0%
Central America	1,022.1	48.5		120.5	1,191.1	1,201.3	70.4		179.8	1,451.5	-17.9%
Mexico and Central America	6,210.8	445.6		695.4	7,351.8	7,202.4	614.8		878.1	8,695.3	-15.5%
Colombia	880.4	143.7		80.2	1,104.3	1,071.9	249.8		116.9	1,438.6	-23.2%
Brazil (3)	2,916.4	255.1		322.4	3,493.8	3,342.8	317.0		374.1	4,033.8	-13.4%
Argentina	318.6	37.1		39.9	395.6	457.6	63.3		49.5	570.4	-30.6%
Uruguay	112.2	11.7		3.6	127.6	137.1	10.3		2.5	149.8	-14.9%
South America	4,227.6	447.6		446.1	5,121.3	5,009.4	640.3		542.9	6,192.6	-17.3%
TOTAL	10,438.4	893.2		1,141.5	12,473.1	12,211.8	1,255.2		1,421.0	14,888.0	-16.2%

Revenues
Expressed in million Mexican Pesos	YTD 2020	YTD 2019	Δ %
Mexico	65,673	68,750	-4.5%
Central America	14,037	13,246	6.0%
Mexico and Central America	79,711	81,996	-2.8%
Colombia	8,847	9,888	-10.5%
Brazil (4)	40,126	43,586	-7.9%
Argentina	4,184	4,619	-9.4%
Uruguay	2,147	2,415	-11.1%
South America	55,304	60,507	-8.6%
TOTAL	135,015	142,504	-5.3%

(3) Volume and transactions in Brazil do not include beer.
(4) Brazil includes beer revenues of Ps. 11,162.9 million for the first nine months of 2020 and Ps. 10,848.2 million for the same period of the previous year.

____________________________________

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.
Coca-Cola FEMSA Reports 3Q2020 Results October 26, 2020	Page 15 of 16

COCA-COLA FEMSA
MACROECONOMIC INFORMATION

Inflation (1)
	LTM	3Q20	YTD
Mexico	4.37%	1.61%	2.12%
Colombia	1.86%	-0.65%	1.19%
Brazil	2.56%	0.85%	0.93%
Argentina	41.99%	8.28%	24.78%
Costa Rica	0.03%	0.33%	0.01%
Panama	-2.14%	-2.09%	-2.13%
Guatemala	4.45%	0.77%	2.37%
Nicaragua	3.67%	-0.16%	1.59%
Uruguay	9.30%	1.18%	8.46%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)			Year to Date Exchange Rate (Local Currency per USD)
	3Q20	3Q19	Δ %	YTD 20	YTD 19	Δ %
Mexico	22.11	19.42	13.8%	21.77	19.25	13.1%
Colombia	3,733.60	3,339.68	11.8%	3,706.18	3,237.95	14.5%
Brazil	5.38	3.97	35.4%	5.08	3.89	30.6%
Argentina	73.33	50.53	45.1%	67.50	44.53	51.6%
Costa Rica	594.32	577.77	2.9%	581.37	594.57	-2.2%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.72	7.68	0.5%	7.70	7.69	0.1%
Nicaragua	34.47	33.33	3.4%	34.22	32.93	3.9%
Uruguay	42.74	35.82	19.3%	41.82	34.50	21.2%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Sep-20	Sep-19	Δ %	Jun-20	Jun-19	Δ %
Mexico	22.46	19.64	14.4%	22.97	19.17	19.8%
Colombia	3,878.94	3,462.01	12.0%	3,758.91	3,205.67	17.3%
Brazil	5.64	4.16	35.5%	5.48	3.83	42.9%
Argentina	76.18	57.59	32.3%	70.46	42.46	65.9%
Costa Rica	606.68	583.88	3.9%	583.49	583.64	0.0%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.79	7.74	0.7%	7.70	7.71	-0.1%
Nicaragua	34.60	33.53	3.2%	34.34	33.12	3.7%
Uruguay	42.58	36.94	15.3%	42.21	35.18	20.0%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 3Q2020 Results October 26, 2020	Page 16 of 16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Constantino Spas Montesinos
Constantino Spas Montesinos Chief Financial Officer

Date: October 26, 2020